UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2004

PEACE ARCH ENTERTAINMENT GROUP INC.
(Translation of Registrant's name into English)
407-124 Merton Street, Toronto, Ontario M4S 2Z2
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40-F.

Form 20-F

☑

Form 40-F

☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

☐

No

☑

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-_______________

FORM 52-109F1 - CERTIFICATION OF ANNUAL FILINGS

I, Gary Howsam, Chief Executive Officer, certify that:

1.

I have reviewed the annual filings (as in this term defined in Multilateral Instrument 52-109 Certification of Disclosure in Companies' Annual and Interim Filings) of Peace Arch Entertainment Group Inc. (the "issuer") for the period ending August 31, 2003;

2.

Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made , with respect to the period covered by the annual filings;

3.

Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of the date and for the periods presented in the annual filings;

4.

The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal controls for the issuer, and we have:

(a)

designed those disclosure controls and procedures, or caused them to be designed under our supervision, and implemented those disclosure controls and procedures, to provide reasonable assurances that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared, and that such material information is disclosed within the time periods specified under applicable provincial and territorial securities legislation;

(b)

designed those internal controls, or caused them to be designed under our supervision, and implemented those internal controls, to provide reasonable assurances that the issuer's financial statements are fairly presented in accordance with generally accepted accounting principles;

(c)

evaluated the effectiveness of the issuer's disclosure controls and procedures and internal controls as of the end of the period covered by the annual filings; and

(d)

disclosed in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures and internal controls, in each case based on our evaluation as of the end of the period covered by the annual filings;

5.

I have disclosed, based on my most recent evaluation, to the issuer's auditors and the audit committee of the issuer's board of directors or persons performing the equivalent function:

(a)

all significant deficiencies and material weaknesses in the design or operation of internal controls that could adversely affect the issuer's ability to disclose information required to be disclosed by the issuer under applicable provincial and territorial securities legislation, within the time periods specified under applicable provincial and territorial securities legislation; and

(b)

any fraud, whether or not material, that involves management or other employees who have a significant role in the issuer's internal controls; and

6.

I have disclosed in the annual MD&A whether there were significant changes in the issuer's internal controls or in other factors that could significantly affect internal controls, made during the periods covered by the annual filings, including any actions taken to correct significant deficiencies and material weaknesses in the issuer's internal controls.

Date:

January 12, 2004

Gary Howsam

Chief Executive Officer

FORM 52-109F1 - CERTIFICATION OF ANNUAL FILINGS

I, Mara Di Pasquale, Chief Financial Officer, certify that:

1.

I have reviewed the annual filings (as in this term defined in Multilateral Instrument 52-109 Certification of Disclosure in Companies' Annual and Interim Filings) of Peace Arch Entertainment Group Inc. (the "issuer") for the period ending August 31, 2003;

2.

Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made , with respect to the period covered by the annual filings;

3.

Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of the date and for the periods presented in the annual filings;

4.

The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal controls for the issuer, and we have:

(a)

designed those disclosure controls and procedures, or caused them to be designed under our supervision, and implemented those disclosure controls and procedures, to provide reasonable assurances that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared, and that such material information is disclosed within the time periods specified under applicable provincial and territorial securities legislation;

(b)

designed those internal controls, or caused them to be designed under our supervision, and implemented those internal controls, to provide reasonable assurances that the issuer's financial statements are fairly presented in accordance with generally accepted accounting principles;

(c)

evaluated the effectiveness of the issuer's disclosure controls and procedures and internal controls as of the end of the period covered by the annual filings; and

(d)

disclosed in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures and internal controls, in each case based on our evaluation as of the end of the period covered by the annual filings;

5.

I have disclosed, based on my most recent evaluation, to the issuer's auditors and the audit committee of the issuer's board of directors or persons performing the equivalent function:

(a)

all significant deficiencies and material weaknesses in the design or operation of internal controls that could adversely affect the issuer's ability to disclose information required to be disclosed by the issuer under applicable provincial and territorial securities legislation, within the time periods specified under applicable provincial and territorial securities legislation; and

(b)

any fraud, whether or not material, that involves management or other employees who have a significant role in the issuer's internal controls; and

6.

I have disclosed in the annual MD&A whether there were significant changes in the issuer's internal controls or in other factors that could significantly affect internal controls, made during the periods covered by the annual filings, including any actions taken to correct significant deficiencies and material weaknesses in the issuer's internal controls.

Date:

January 12, 2004

Mara Di Pasquale

Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Peace Arch Entertainment Group Inc.
(Registrant)
Date	January 12, 2004	By	"Mara Di Pasquale"
(Signature)*
Mara Di Pasquale, Chief Financial Officer

*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A.

Rule as to Use of Form 6-K,

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Document required to be Furnished,

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was ;made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above.  The information and documents furnished in this report shall not be deemed to be "filed" for the purpose of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.

Preparation and Filing of Report

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page.  Eight complete copies of each report on this form shall be deposited with the Commission.  At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act.  At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed.  Unsigned copies shall be conformed.

D.

Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)].  Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language.  English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof.  If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports.  In no event are copies of original language documents or reports required to be furnished.